

June 30, 2015

Mr. David M. Wehner
Chief Financial Officer
Facebook, Inc.
1601 Willow Road
Menlo Park, CA 94025

>   **Re: Facebook, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2014**
>   **Filed January 29, 2015**
>   **File No. 001-35551**

Dear Mr. Wehner:

We have reviewed your May 14, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 1, 2015 letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Trends In Our User Metrics

Mobile DAU's, page 34

1.   We note your proposed revised disclosure in response to prior comment 2. To further distinguish between mobile DAU and mobile-only DAU, please expand the first paragraph of your proposed disclosure to clarify, if true, that a mobile DAU may have also accessed your services via a personal computer on that day.

Results of Operations

Revenue, page 43

2.   We note your response to prior comment 3 that advertisers do not select a particular
        placement for an ad on Facebook, rather you deliver ad placements across your network
        using market-driven auction technology. However, to the degree that your ad placements
        result in differing revenues, costs and margins, as appears to be the case with News Feed
        ad revenues, any material operating result trends by types of ads or platforms would
        appear to be useful information to investors. In addition, you disclose a separate metric
        for mobile DAUs and consider this a key metric. However, you do not disclose how
        revenue per user generated from your mobile platform differs from revenue per user
        generated from all other platforms, and the factors that contribute to any differences.
        Given your disclosure that you anticipate that growth in mobile users will continue to be
        the driver of your user growth for the foreseeable future, tell us what consideration you
        gave to disclosing how this trend is reasonably likely to impact your overall revenue
        growth.

Notes To Consolidated Financial Statements

Note 2. Acquisitions, page 67

3.   We note your response to prior comment 4 that expected revenue from existing users was
        derived from a combination of subscription and non-subscription services. Please clarify
        the nature of the non-subscription services that were included. Also, please tell us what
        guideline public companies, social messaging platforms and app businesses were used in
        deriving ARPU.

4.   Please clarify and explain the methodology and market participant assumptions used in
        the valuation of the acquired technology intangible asset.

5.   We note your response to prior comment 4 that the Goodwill is attributable, in part, to the
        expectation that WhatsApp's future user base will continue to grow at a fast pace given
        the highly engaging messaging service, and also that WhatsApp complements the
        Company's existing portfolio of services by offering a family of mobile apps to develop
        more mobile experiences beyond just the main Facebook app. Please tell us how you
        considered whether expected growth in user base from these sources is attributable to
        acquired technology.

Mr. David M. Wehner
Facebook, Inc.
June 30, 2015
Page 3

       You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

       Sincerely,

       /s/ Craig D. Wilson

       Craig D. Wilson
       Senior Assistant Chief Accountant